Exhibit (d)(3)
December [     ], 2009
Re:     Retention Bonus Agreement
Dear [     ]:
This letter is intended to reflect the terms and conditions of a retention bonus arrangement (the “Agreement”) between you and Crane Merger Co. (the “Company”). The Company, its parent, Crane Co., Merrimac Industries, Inc. (“Merrimac”) and certain other related parties, contemplate entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will be merged with and into Merrimac and Merrimac will become a wholly-owned subsidiary of Crane Co. In order to encourage you to remain in the employ of the Company following the closing of the transactions contemplated by the Merger Agreement, you will be eligible to receive certain cash retention payments under the terms set forth in this Agreement.
This Agreement will be effective as of, and contingent upon the occurrence of, the Effective Time as defined in and as provided under the Merger Agreement and, in the event that the Merger Agreement is terminated for any reason prior to the closing of the Merger, this Agreement will have no further force or effect. For purposes of this Agreement, references to “Company” will refer to Merrimac Industries, Inc. or its successor after the closing of the Merger.
     1. Definitions. For purposes of this Agreement, the following terms will have the following meanings:
          (a) “Board” means the Board of Directors of the Company.
          (b) “Cause” means (i) willful failure to perform your normal and customary duties for an extended period of time for any reason, other than Disability, (ii) your gross negligence or willful misconduct, including, but not limited to, fraud, embezzlement or intentional misrepresentation, (iii) your commission of, or indictment or conviction for, a felony, (iv) your misappropriation of a material opportunity of the Company, (v) your willfully engaging in competitive activities against the Company or purposely aiding a competitor of the Company, or (vi) your violation of any fiduciary duty owed to the Company (or any subsidiary or parent) or any material provision of any agreement that you have with the Company (or any subsidiary or parent) and, in each case, that you have failed to cure (if curable, as determined by the Company) within ten days after receipt of written notice from the Company of such violation or, if reasonable under the circumstances, such additional period of time during which you are using your best efforts to so cure, not to exceed 30 days in the aggregate.
          (c) “Closing Date” means the “Closing Date” under, and as defined in, the Merger Agreement.
          (d) “Code” means the Internal Revenue Code of 1986, as amended.
          (e) “Code Section 409A” means Section 409A of the Code and regulations and other guidance issued by the Treasury Department and the Internal Revenue Service thereunder.

          (f) “Disability” or “Disabled” means that (i) you are unable to engage in any substantial gainful activity by reason of any medically-determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) you are, by reason of any medically-determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company. The determination of the existence of a Disability will be made by the Board in accordance with Code Section 409A.
          (g) “Good Reason” means the occurrence of either of the following acts without your prior written consent: (i) a material diminution in your base compensation, or (ii) a material change in your work location to a location that is more than fifty (50) miles from your work location immediately prior to the Effective Date; provided, however, that, in either instance, (A) you provide notice to the Company of the condition constituting Good Reason within 90 days of the initial existence of such condition, (B) during the 30-day period following receipt of such notice the Company fails to remedy such condition, and (C) you experience a Separation from Service with the Company within 30 days following the expiration of the 30-day period described in (B) above.
          (h) “Merger” means the merger of the Company with and into Merrimac and Merrimac then becoming a wholly-owned subsidiary of Crane Co., in accordance with the terms of the Merger Agreement.
          (i) “Separation from Service” is defined with reference to the term “separation from service” under Code Section 409A.
          (j) “Severance Plan” means the Merrimac Industries, Inc. Amended and Restated Severance Plan (as adopted on March 29, 2006).
     2. Retention Bonus.
          (a) Subject to the terms and conditions of this Agreement, including without limitation the provisions of Paragraph 4 below, you will be entitled to receive cash retention payments in the aggregate amount of $[     ], payable in two equal installments at the times set forth in the table below; provided, except as otherwise provided under Paragraph 3 of this Agreement, each cash retention payment will be contingent on your continued employment with the Company from the Closing Date through the applicable payment date:

Retention Date	Amount
First Anniversary of Closing Date	$[ ]
Second Anniversary of Closing Date	$[ ]

          (b) If a payment becomes due under this Paragraph 2, the payment will be made in a single lump sum payment, net of all federal, state, local, or other taxes as are required to be withheld, within thirty (30) days after the payment becomes due.
     3. Effect of Separation from Service.
          (a) If, prior to the date that you become entitled to one or more of the retention payments under Paragraph 2 of this Agreement, (i) your employment with the Company is terminated by the Company without Cause or you resign with Good Reason (and such termination constitutes a Separation from Service), (ii) you die, or (iii) you become Disabled, you will be entitled to receive the aggregate amount of your retention payments set forth in Paragraph 2 of this Agreement to the extent such payments have not already been made to you.
          (b) Subject to the conditions and other terms contained in Paragraph 4 of this Agreement, such amount as may become payable under this Paragraph 3 will be paid in a single lump sum payment, net of all federal, state, local, or other taxes as are required to be withheld, within thirty (30) days after the effective date of your termination, resignation, death or becoming Disabled.
          (c) If, prior to the date that you become entitled to a payment under Paragraph 2 of this Agreement, your employment with the Company is terminated for any reason other than as described in Paragraph 3(a) of this Agreement, you will have no right to receive a payment under this Agreement.
     4. Additional Agreements and Terms Regarding Payment of the Retention Bonus.
          (a) By accepting this Agreement you hereby acknowledge, consent and agree that any and all rights or benefits that you may have (or may in the future have) pursuant to or in connection with the Severance Plan (and any agreements, oral or written, in connection therewith) are hereby terminated, forfeited, cancelled and waived. On and after the Effective Time, you will have no further rights, and the Company will have no obligations to you, with respect to the Severance Plan.
          (b) As a condition to your receiving any payments under Paragraph 3 above, the Company may require you to enter into such restrictive covenants, including but not limited to non-solicitation and confidentiality arrangements, and to execute a release of claims in favor of the Company and its successors and affiliates (including Crane Co.), and their officers, directors and employees, each in such form as in general use by Crane Co. or the Company on the date of Separation from Service.
          (c) This Agreement is intended to comply with Code Section 409A, where applicable, and will be interpreted and applied in a manner consistent with that intention.
     5. Binding Effect. This Agreement is personal to you and without the prior written consent of the Company will not be assignable by you otherwise than by will or the laws of descent and distribution. This Agreement will inure to the benefit of and be enforceable by your legal representatives.
     6. Successors. In addition to any obligations imposed by law upon any successor to the Company, the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if such succession had not taken place.
     7. Employment Status. This Agreement will not be deemed to create in or confer upon you any right to be retained in the employ of the Company or any subsidiary or other affiliate thereof.
     8. Entire Agreement. This Agreement contains the entire understanding of the Company and you with respect to the subject matter hereof and will supersede all other agreements with respect to the subject matter hereof, including but not limited to any agreements, written or oral, with respect to your rights under the Severance Plan.
     9. Severability. In the event any provision of this Agreement will be held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Agreement, and the Agreement will be construed and enforced as if the illegal or invalid provision had not been included. Further, the captions of this Agreement are not part of its provisions and will have no force and effect.
     10. Amendment and Termination. This Agreement may be amended or terminated at any time by written agreement of the parties hereto.
     11. Applicable Law. To the extent not preempted by the laws of the United States, the laws of the State of Delaware, other than the conflict of law provisions thereof, will be the controlling law in all matters relating to this Agreement.
If this Agreement accurately sets forth the understanding between you and the Company with respect to these matters, please sign and date both copies of this Agreement where indicated below, retain one copy for your records and return the other copy to the undersigned.

Yours truly,

ACCEPTED AND AGREED TO:

Date: